UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2015

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission file number	1-7898

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Lowe’s 401(k) Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Lowe’s Companies, Inc.
1000 Lowe’s Boulevard
Mooresville, NC 28117

LOWE’S 401(k) PLAN
- TABLE OF CONTENTS -

NOTE:
All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of and Participants in
Lowe’s 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Lowe’s 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules listed in the Table of Contents have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina
June 27, 2016

Lowe’s 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31, 2015	December 31, 2014
Assets
Cash	$—	$1,026,920
Participant-directed investments at fair value	5,213,036,141	5,141,708,127
Participant-directed investments at contract value	237,717,582	230,289,137
Due from broker for securities sold	5,422,665	2,532,289

Total assets	5,456,176,388	5,375,556,473

Liabilities
Due to broker for securities purchased	3,298,187	2,992,066
Cash overdraft	1,222,056	—

Total liabilities	4,520,243	2,992,066

Net assets available for benefits	$5,451,656,145	$5,372,564,407

See accompanying notes to financial statements.

Lowe’s 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2015
Additions
Investment income:
Net appreciation in fair value of investments	$277,929,741
Dividends	47,308,674
Interest	4,649,952
Total investment income	329,888,367

Contributions:
Participant contributions	253,188,928
Employer contributions	152,300,532
Total contributions	405,489,460

Total additions	735,377,827

Deductions
Benefits paid to participants	656,286,089

Total deductions	656,286,089

Net increase in net assets	79,091,738

Net assets available for benefits
Beginning of year	$5,372,564,407
End of year	$5,451,656,145

See accompanying notes to financial statements.

Lowe’s 401(k) Plan
Notes to Financial Statements

Note 1 - Description of the Plan

The following description of the Lowe’s 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document and summary plan description for more complete descriptions of the Plan’s provisions.

General – The Plan, adopted effective February 1, 1984, is a defined contribution plan covering substantially all employees of Lowe’s Companies, Inc. and subsidiaries (the Plan Sponsor or the Company). An employee of the Plan Sponsor is eligible to participate in the Plan six months after the employee’s original hire date. The Administrative Committee of Lowe’s Companies, Inc. (the Administrative Committee), as appointed by the Board of Directors, controls the management and administration of the Plan. The Plan’s trustee and recordkeeper is Wells Fargo Bank, N.A (Wells Fargo). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is a safe harbor-designed plan.

Contributions – Participants may elect to contribute 1% to 50% of their pre-tax compensation eligible for deferral (deferral compensation) to the Plan each year, subject to the limitations as defined in the Plan document. Such contributions are excluded from the participant’s taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. Eligible employees must make an active election to participate in the Plan. Participants age 50 and older, or who reach age 50 during the Plan year, are eligible to contribute an additional pre-tax dollar amount per year in addition to the deferral contribution.

The Company makes a matching contribution (the Company Match) each payroll period to each participant’s account equal to: 100% of the first 3% of deferral compensation each participant elects to have contributed to the Plan; plus 50% of the next 2% of deferral compensation contributed to the Plan; plus 25% of the next 1% of deferral compensation contributed to the Plan.

Participants may also contribute amounts representing eligible rollover distributions from other qualified plans. All contributions are subject to certain Internal Revenue Code (IRC) limitations.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company Match, and an allocation of Plan earnings. Participant accounts are also charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account balance.

Vesting – Each participant shall at all times have a 100% vested interest in the balance of their account.

Investments – Participants may direct the investment of their contributions and/or account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan’s investment options were updated during the 2015 Plan year, in an effort to provide participants with new simplified fund options. Effective October 1, 2015, the 17 investment options to which participants could direct their contributions included: Lowe’s Companies, Inc. common stock; three objective-based funds; one capital preservation fund; and 12 target retirement date funds. Excess cash is held in a non-interest bearing cash account.

Payment of Benefits – Subsequent to termination of service, a participant with a vested account value of $1,000 or less that has not elected to perform a direct rollover to an eligible retirement plan will automatically receive a lump-sum distribution equal to the participant’s vested account balance. If the vested account value is greater than $1,000, and less than $5,000, a participant may elect to receive a lump-sum distribution equal to the participant’s vested account balance. If the participant does not make such an election, the Plan performs a direct rollover to an individual retirement account designated by the participant or, if the participant has not designated an individual retirement account, to an individual retirement account designated by the Administrative Committee. If the vested account value is greater than $5,000, the participant’s vested account balance remains in the Plan and is not distributed without the participant’s consent until the participant reaches age 62. The Plan allows for in-service withdrawals to participants under age 59½ only in cases of financial hardship. Such withdrawals must total at least $1,000 and be approved by the Plan’s recordkeeper or the Administrative Committee. Participants who have attained age 59½ are entitled to a one-time in-service withdrawal of their accumulated balances.

The Plan allows for a one-time in-service withdrawal to participants in the former Lowe’s Companies Employee Stock Ownership Plan (the ESOP) who have attained 20 or more years of service with the Plan Sponsor. The ESOP was merged into the Plan effective September 13, 2002. Eligible participants may withdraw up to 50% of their former ESOP account balance by requesting a distribution through the Retirement Service Center. The distribution may be transferred to either an IRA or paid directly to the participant.

Forfeited Accounts – If a Participant has terminated service and the Administrative Committee is unable after a reasonable period of time, as determined by the Administrative Committee, to locate the Participant or Beneficiary to whom an account is distributable after making reasonable efforts to do so, then the Administrative Committee may declare the account to be a forfeiture. The Plan document permits the use of forfeitures to reduce the Company’s Match. The participant’s forfeited account shall be restored as if there had been no forfeiture if the Committee is able to locate the participant at any time. Such restoration shall be made out of forfeitures occurring in the Plan year the participant is located. To the extent such forfeitures are not sufficient, the Company will make a special contribution in order to restore the participant’s account. At December 31, 2015 and 2014, forfeited accounts totaled $2,318,210 and $1,288,268, respectively. During 2015, an insignificant amount from forfeited accounts was used to reduce the Company Match.

Plan Year – The Plan year is January 1 to December 31.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein. Actual results may differ from these estimates.

Risks and Uncertainties – The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition – With the exception of the portion of the Plan’s net assets available for benefits attributable to fully benefit-responsive investment contracts, the Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.

Contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payments of Benefits – Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet been paid at December 31, 2015.

Administrative Expenses – Administrative expenses of the Plan are paid by the Plan Sponsor as provided in the Plan document.

Management Fees and Operating Expenses – All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Excess Contributions Payable – The Plan is required to return contributions received during the Plan year in excess of the IRC limits. Excess contributions payable as of December 31, 2015 were insignificant. There were no excess contributions payable as of December 31, 2014.

Recent Accounting Pronouncements – In July 2015, the FASB issued Accounting Standards Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU allows a plan with a fiscal year end that doesn’t coincide with the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year end. The ASU is effective for the Plan year ending December 31, 2016. Parts I and II are to be applied retrospectively. Part III is to be applied prospectively. Plans can selectively early adopt any of the ASU’s three parts. Plan management has elected to early adopt Parts I and II of the ASU. Part III is not applicable to the Plan. Due to the retrospective adoption of Parts I and II, certain prior year amounts in the statement of net assets available for benefits have been reclassified to conform to the current year presentation.

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. Plan management is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

Note 3 - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements establishes a three-level hierarchy which encourages an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the hierarchy are defined as follows:

•	Level 1 – inputs to the valuation techniques that are quoted prices in active markets for identical assets or liabilities

•	Level 2 – inputs to the valuation techniques that are other than quoted prices but are observable for the assets or liabilities, either directly or indirectly

•	Level 3 – inputs to the valuation techniques that are unobservable for the assets or liabilities

The following table presents the Plan’s participant-directed investments measured at fair value on a recurring basis as of December 31, 2015 and 2014:

		Fair Value Measurements at
	Measurement Level	December 31, 2015	December 31, 2014
Common stocks	Level 1	$3,074,045,736	$3,367,779,661
Collective trusts	Level 2	2,138,990,405	920,410,003
Mutual funds	Level 1	—	852,882,791
Corporate bonds	Level 1	—	635,672
Participant-directed investments at fair value		$5,213,036,141	$5,141,708,127

There were no transfers between Levels 1, 2 or 3 during any of the periods presented.

When available, quoted prices in active markets are used to determine fair value. When quoted prices in active markets are available, investments are classified within Level 1 of the fair value hierarchy. When quoted prices are not available, fair values are determined using pricing models, and the inputs to those pricing models are based on observable market inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

1.	Common stock – Valued based upon the closing price reported on the recognized securities exchange on which the individual security is traded.

2.
Collective trusts – Net asset values are used as a practical expedient to determine the fair value. Net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. The Plan can redeem these investments daily. There are no restrictions on redemptions.

3.
Mutual funds – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

4.	Corporate bonds – Valued at quoted prices in active markets for identical bonds.

Note 4 - Fully Benefit-Responsive Investment Contracts

The Plan holds a portfolio of investment contracts that comprises a separate account guaranteed investment contract and a portfolio of synthetic investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and, therefore, are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The following represents the disaggregation of contract value between types of investments contracts held by the Plan:

	December 31, 2015	December 31, 2014
Synthetic investment contracts	$182,410,884	$180,113,554
Separate account guaranteed investment contract	55,306,698	50,175,583
Total	$237,717,582	$230,289,137

The key difference between a synthetic investment contract and a separate account guaranteed investment contract is that the Plan owns the underlying assets of the synthetic investment contract. The underlying assets of a separate account guaranteed investment contract are owned by the contract issuer and are segregated in a separate account for the benefit of the Plan. Synthetic and separate account guaranteed investment contracts are designed to accrue interest based on crediting rates established by the contract issuers.

Separate account guaranteed investment contracts and synthetic investment contracts include a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically provides a guarantee that the credit rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed quarterly for resetting.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include the following:

•	A substantive modification of the Fund or its administration;

•	The complete or partial termination of the Plan or its merger with another plan;

•	The transfer of assets from the Fund directly into a competing investment option;

•	The redemption of all or a portion of the interest in the Fund due to the removal of a specifically identifiable group of employees from coverage under the Plan;

•	The closing or sale of a subsidiary;

•	The bankruptcy or insolvency of a Plan Sponsor;

•	The merger of the Plan with another plan;

•	The Plan Sponsor’s establishment of another tax qualified defined contribution plan.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet their financial obligations, which may be affected by future economic and regulatory developments.

In addition, certain events allow the issuer to terminate the contracts and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:

•	An uncured violation of the Plan’s investment guidelines;

•	A breach of material obligation under the contract;

•	A material misrepresentation;

•	A material amendment to the agreements without the consent of the issuer.

Note 5 - Plan Termination

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

Note 6 - Exempt Party-In-Interest Transactions

Certain investments of the Plan include shares of common stock of Lowe’s Companies, Inc., the Plan Sponsor, funds managed by Wells Fargo, the Plan’s trustee and recordkeeper, and shares of various collective trusts managed by Aon Hewitt. An affiliate of Aon Hewitt provides investment advisory and investment management services to the Plan and Plan Sponsor. Transactions in these investments qualify as exempt party-in-interest transactions. Fees paid for investment management services were included as a reduction of the return earned on each investment.

At December 31, 2015, and 2014, the Plan held 40,426,693 shares and 43,909,056 shares, respectively, of common stock of Lowe’s Companies, Inc., with a cost basis of $1,051,768,197 and $962,203,238, respectively. For the year ended December 31, 2015, the Plan recorded dividend income of $43,226,122 from these shares.

Note 7 - Tax Status

The IRS has determined and informed the Company by a letter dated August 7, 2014 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, Plan management believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes it is no longer subject to income tax examinations for years prior to 2012.

Note 8 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Plan’s Form 5500 as of December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014
Net assets available for benefits per the financial statements	$5,451,656,145	$5,372,564,407
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,087,171	4,323,637
Total net assets per the Plan’s Form 5500	$5,453,743,316	$5,376,888,044

The following is a reconciliation of the net increase in assets available for benefits per the financial statements to the Plan’s Form 5500 as of December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014
Net increase in net assets available for benefits per the financial statements	$79,091,738	$883,717,549
Net change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,236,466)	4,323,637
Net income per the Plan’s Form 5500	$76,855,272	$888,041,186

The fair value adjustment represented the differences between contract values of certain fully benefit-responsive contracts within the Capital Preservation Fund as included in the statements of changes in net assets available for benefits for the year ended December 31, 2015, and the respective fair values of these contracts as reported in the Plan’s Form 5500. All fully benefit-responsive investment contracts were reported at fair value per the Plan’s Form 5500 as of December 31, 2015, with the exception of one underlying investment of the Capital Preservation Fund, which is held in the general account of Metropolitan Life Insurance Company and, therefore, is stated at contract value for Form 5500 reporting purposes.

Note 9 - Delinquent Participant Contributions

During the 2014 Plan year, salary deferral contributions in the amount of $9 for one participant were not deposited into the Plan within the time frame prescribed by the DOL. The failure to timely deposit these salary deferral contributions into the Plan is prohibited according to ERISA. In 2015, the Company reimbursed the Plan for the delayed deferral contributions in the amount of $9 plus lost interest related to the usage of funds. There were no delinquent participant contributions during the 2015 Plan year.

Lowe’s 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i –
Schedule of Assets (Held at End of Year)
As of December 31, 2015

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
EMPLOYER-RELATED INVESTMENTS:
*Lowe’s Companies, Inc.	Common Stock	**	$3,074,045,736

Total employer-related investments			3,074,045,736

COLLECTIVE TRUSTS:
*Aon Hewitt Growth Fund	Collective Trust	**	1,074,535,128
*Aon Hewitt Income Fund	Collective Trust	**	48,914,702
*Aon Hewitt Inflation Strategy Fund	Collective Trust	**	2,117,499
Vanguard Target Retirement Trust Plus Income	Collective Trust	**	29,827,407
Vanguard Target Retirement Trust Plus 2060	Collective Trust	**	3,218,373
Vanguard Target Retirement Trust Plus 2055	Collective Trust	**	30,689,101
Vanguard Target Retirement Trust Plus 2050	Collective Trust	**	133,679,655
Vanguard Target Retirement Trust Plus 2045	Collective Trust	**	100,881,300
Vanguard Target Retirement Trust Plus 2040	Collective Trust	**	94,586,053
Vanguard Target Retirement Trust Plus 2035	Collective Trust	**	112,622,601
Vanguard Target Retirement Trust Plus 2030	Collective Trust	**	121,464,144
Vanguard Target Retirement Trust Plus 2025	Collective Trust	**	143,083,494
Vanguard Target Retirement Trust Plus 2020	Collective Trust	**	124,683,086
Vanguard Target Retirement Trust Plus 2015	Collective Trust	**	54,345,848
Vanguard Target Retirement Trust Plus 2010	Collective Trust	**	23,066,220

Total collective trusts			2,097,714,611

SEPARATELY MANAGED ACCOUNTS:
Capital Preservation Fund:
*Wells Fargo Fixed Income Fund E	Collective Trust	**	18,648,272
*Wells Fargo Fixed Income Fund F	Collective Trust	**	90,282,109
*Wells Fargo Fixed Income Fund M	Collective Trust	**	24,894,522
*Wells Fargo Fixed Income Fund N	Collective Trust	**	27,376,080
*Wells Fargo Fixed Income Fund Q	Collective Trust	**	23,297,072
*Wells Fargo /BlackRock Short-Term Investment Fund S	Collective Trust	**	41,275,794
Metropolitan Life Insurance Company	Insurance Company General Account	**	55,306,698
Total Capital Preservation Fund			281,080,547

Total investments***			$5,452,840,894
*    Permitted party-in-interest
**    Cost information is not required for participant-directed investments and, therefore, is not included.

***
All investments were stated at fair value as of December 31, 2015 with the exception of one underlying investment of the Capital Preservation Fund, which is held in the general account of Metropolitan Life Insurance Company and, therefore, is stated at contract value.

EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4a –
Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2015

		Total that Constitute Nonexempt Prohibited Transactions
	Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
☐	Check here if late participant loan contributions are included	$—	$9	$—	$—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LOWE’S 401(k) PLAN

June 27, 2016	By: /s/ Matthew V. Hollifield
Date	Matthew V. Hollifield Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm